                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.          )*
                                          ---------

                                    SuperGen, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                            Common Stock, $.001 par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                      868-059106
           --------------------------------------------------------
                                 (CUSIP Number)

                                    Rod J. Howard
                             Gray Cary Ware & Freidenrich
                              A Professional Corporation
                                 400 Hamilton Avenue
                               Palo Alto, CA 94301-3699
                                    (415) 328-6561
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    June 17, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746 (12-91)

CUSIP NO. 868-059106              SCHEDULE 13D             Page  2  of 12 Pages
---------------------                                     ----------------------


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Tako Ventures, LLC
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                       (a)  /X/
     OF A GROUP (See Instructions)                              (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

    BK, WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

    California
-------------------------------------------------------------------------------
      NUMBER OF          (7) SOLE VOTING POWER
       SHARES
    BENEFICIALLY
       OWNED                 3,825,000(1)
      BY EACH                --------------------------------------------------
     REPORTING           (8) SHARED VOTING POWER
      PERSON
       WITH                  --------------------------------------------------
                         (9) SOLE DISPOSITIVE POWER

                             3,825,000(1)
                             --------------------------------------------------
                        (10) SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,825,000(1)
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
     / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

    OO (Limited Liability Company)
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!
            INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP NO. 868-059106              SCHEDULE 13D             Page  3  of 12 Pages
---------------------                                     ----------------------


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lawrence J. Ellison
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                       (a)  /X/
     OF A GROUP (See Instructions)                              (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

    BK
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
-------------------------------------------------------------------------------
      NUMBER OF          (7) SOLE VOTING POWER
       SHARES
    BENEFICIALLY
       OWNED                 3,825,000(1)
      BY EACH                --------------------------------------------------
     REPORTING           (8) SHARED VOTING POWER
      PERSON
       WITH                  --------------------------------------------------
                         (9) SOLE DISPOSITIVE POWER

                             3,825,000(1)
                             --------------------------------------------------
                        (10) SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,825,000(1)
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
     / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

    IN
-------------------------------------------------------------------------------

CUSIP NO. 868-059106              SCHEDULE 13D             Page  4  of 12 Pages
---------------------                                     ----------------------


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Cephalopod Corporation
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                       (a)  /X/
     OF A GROUP (See Instructions)                              (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

    BK, WC
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

    California
-------------------------------------------------------------------------------
      NUMBER OF          (7) SOLE VOTING
       SHARES                POWER
    BENEFICIALLY
       OWNED                 3,825,000(1)
      BY EACH                --------------------------------------------------
     REPORTING           (8) SHARED VOTING POWER
      PERSON
       WITH                  --------------------------------------------------
                         (9) SOLE DISPOSITIVE POWER

                             3,825,000(1)
                             --------------------------------------------------
                        (10) SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,825,000(1)
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
     / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

    CO
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!
             INCLUDES BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP NO. 868-059106              SCHEDULE 13D             Page  5  of 12 Pages
---------------------                                     ----------------------


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lawrence Investments, LLC
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                       (a)  /X/
     OF A GROUP* (See Instructions)                              (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

    BK, WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

    California
-------------------------------------------------------------------------------
      NUMBER OF          (7) SOLE VOTING POWER
       SHARES
    BENEFICIALLY
       OWNED                 3,825,000(1)
      BY EACH                --------------------------------------------------
     REPORTING           (8) SHARED VOTING POWER
      PERSON
       WITH                  --------------------------------------------------
                         (9) SOLE DISPOSITIVE POWER

                             3,825,000(1)
                             --------------------------------------------------
                        (10) SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,825,000(1)
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
     / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

    OO (Limited Liability Company)
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!
             INCLUDES BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP NO. 868-059106              SCHEDULE 13D             Page  6  of 12 Pages
---------------------                                     ----------------------

(1) Pursuant to a Convertible Secured Note, Option and Warrant Purchase Agreement (the "Agreement") dated as of June 17, 1997, Tako Ventures, LLC ("Tako") has (or may acquire) the right to acquire up to 3,825,000 shares of Common Stock of SuperGen, Inc. ("Issuer") equal to approximately 18% of the Common Stock of Issuer that would be outstanding giving effect to such acquisition (based upon Issuer's capitalization as of June 10, 1997). Issuer's shares are issuable in the manner summarized below (which summary is qualified in all respects by reference to the Agreement and the exhibits thereto):

         (i) 1,700,000 shares of Issuer's Common Stock are issuable to Tako upon conversion of a Convertible Secured Note in the principal amount of fifteen million three hundred thousand dollars ($15,300,000) which was issued to Tako by the Issuer on June 17, 1997. The Convertible Secured Note will automatically be converted into shares of Common Stock (to the extent permitted under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Act")) on or before July 25, 1997, and any unconverted balance remaining will be converted upon the expiration or early termination of the waiting period under the Act (as long as no Material Adverse Effect (as defined in the Agreement) has occurred with respect to Issuer). Shares issued under the Convertible Secured Note will be issued at a conversion price of $9.00 per share.

         (ii) 850,000 shares of Issuer's Common Stock are issuable to Tako at a price of $9.00 per share pursuant to an Option, which was issued to Tako by the Issuer on June 17, 1997. Subject to certain exceptions, the Option is exercisable at any time prior to 5:00 p.m. (Pacific time) on January 31, 1998.

         (iii) 500,000 shares of Issuer's Common Stock are issuable to Tako at a price of $13.50 per share pursuant to a nonredeemable Warrant (the "Series 1 Warrant") which was issued to Tako by the Issuer on June 17, 1997. Subject to certain exceptions, the Series 1 Warrant is exercisable at any time prior to 5:00 p.m. (Pacific time) on June 17, 2007.

         (iv) 350,000 shares of Issuer's Common Stock are issuable to Tako at a price of $13.50 per share pursuant to a redeemable Warrant (the "Series 2 Warrant") which was issued to Tako by the Issuer on June 17, 1997. The Series 2 Warrant is exercisable at any time prior to 5:00 p.m. (Pacific time) on June 17, 2007.

         (v) Additional redeemable Warrants, which would allow Tako to acquire up to 425,000 additional shares of Issuer's Common Stock at a price of $13.50 per share, would be issued to Tako if Tako exercises the Option described in clause (ii) in full (the "Additional Series 2 Warrants"). Subject to certain exceptions, the Additional Series 2 Warrants would be exercisable at any time prior to 5:00 p.m. (Pacific time) on June 17, 2007.


ITEM 1.  SECURITY AND ISSUER

    This Schedule 13D relates to the common stock, $.001 par value ("Common Stock") of SuperGen, Inc., a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at Two Annabell Lane, Suite 220, San Ramon, California 94583.

ITEM 2.  IDENTITY AND BACKGROUND.

CUSIP NO. 868-059106              SCHEDULE 13D             Page  7  of 12 Pages
---------------------                                     ----------------------

    This statement is being filed jointly by: (1) Tako Ventures, LLC, a California limited liability company ("Tako"), (2) Cephalopod Corporation, a California corporation ("Cephalopod"), (3) Lawrence Investments, LLC, a California limited liability company ("Lawrence Investments"), and (4) Lawrence
J. Ellison, a natural person whose principal occupation is Chief Executive Officer of Oracle Corporation. Tako, Cephalopod, Lawrence Investments and Lawrence J. Ellison will be collectively identified hereinafter as the "Reporting Persons." This Schedule 13D relates solely to, and is being filed for, the investment by the Reporting Persons and does not relate to any investment by Oracle Corporation or by Lawrence J. Ellison in his capacity as Chief Executive Officer of Oracle Corporation.

    This Statement is based upon the Reporting Persons' direct and indirect beneficial ownership of shares of Issuer. The business address of Tako, Cephalopod and Lawrence Investments is: c/o Howson & Simon CPAs, L.P., 220 Montgomery Street, Suite 1041, San Francisco, CA 94104. The business address of Lawrence J. Ellison is: c/o Oracle Corporation, 500 Oracle Parkway (Box 659525), Redwood Shores, CA 94065.

    During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Tako and Lawrence Investments are organized in the state of California, Cephalopod is incorporated in California and Lawrence J. Ellison is a citizen of the United States of America and a resident of California.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    If the Convertible Secured Note is converted, Tako would acquire up to 1,700,000 shares of Issuer's Common Stock at a conversion price of $9.00 per share. The funds loaned to Issuer pursuant to the Convertible Secured Note were obtained by Tako as working capital from funds ultimately obtained by Lawrence J. Ellison under a revolving line of credit provided to him by a bank. That line of credit charges interest on rates based on a spread over LIBOR, and is currently due for repayment at the end of February, 1998.

    In addition, Tako may acquire (i) 850,000 shares of Common Stock at $9.00 per share upon the exercise of the Option, (ii) 500,000 shares of Common Stock at $13.50 per share upon the exercise of the Series 1 Warrants, (iii) 350,000 shares of Common Stock at $13.50 per share upon the exercise of the Series 2 Warrants, and (iv) Additional Series 2 Warrants, which would allow Tako to acquire up to 425,000 additional shares of Issuer's Common Stock at a price of $13.50 per share to be issued to Tako if Tako exercises the Option described in clause (i) in full. It is presently anticipated that any purchases of the Issuer's Common Stock resulting from the exercise of the Option or the Series 1, Series 2, or Additional Series 2 Warrants (the Series 1 Warrants, Series 2 Warrants and Additional Series 2 Warrants are collectively referred to as the "Warrants" hereinafter) under the circumstances specified in the Agreement may be funded by one or more of the following: working capital or borrowings of Tako, Cephalopod, Lawrence Investments, or Lawrence J. Ellison.

ITEM 4.  PURPOSE OF TRANSACTION

    The Reporting Persons entered into the Agreement with Issuer for investment purposes and for the purpose of obtaining representation on the Issuer's Board of Directors. Pursuant to the Agreement and subject to the conditions therein and so long as Tako owns not less than 850,000 shares of Common Stock, the Board of Directors of the Issuer shall nominate and recommend a representative of Tako designated by Tako and deemed reasonably acceptable to Issuer (the "Purchaser Representative") for election as a Director of the

CUSIP NO. 868-059106              SCHEDULE 13D             Page  8  of 12 Pages
---------------------                                     ----------------------

Issuer, and shall otherwise use its reasonable best efforts to cause the election of such Purchaser Representative as a Director of the Issuer at each meeting of the Issuer's shareholders at which the Purchaser Representative's term as a Director would otherwise expire. The Agreement designates Lawrence
J. Ellison as the first Purchaser Representative. In accordance with the Agreement, Issuer as of June 18, 1997 increased the number of directors allowed to serve on the Board of Directors by one member. In addition, pursuant to the Agreement and subject to the conditions therein and so long as Tako owns not less than 850,000 shares of Common Stock, Tako shall be entitled to designate one individual who shall receive notice of all meetings of the Board of Directors and the Executive Committee of the Issuer and who shall be entitled to attend and participate in all such meetings as an observer on behalf of Tako.

    The Issuer's outstanding Common Stock would increase by 3,825,000 shares in the event of conversion of the Convertible Secured Note and in the event of the exercise of the Option and the Warrants.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    The Reporting Persons are deemed to have beneficial ownership, as defined in Rule 13d-3(a), of an aggregate of 3,825,000 shares of the Issuer's Common Stock, which would represent approximately 18% of the Common Stock that would be outstanding in the event of conversion in full of the Convertible Secured Note, and exercise in full of the Option and Warrants. Upon exercise of the Convertible Secured Note, Option and Warrants, the Reporting Persons would have sole voting and dispositive power over Common Stock acquired upon such exercise.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Lawrence J. Ellison is the sole shareholder of Cephalopod and a member of Lawrence Investments. Cephalopod and Lawrence Investments are the sole members of Tako.

         Under the Agreement, Tako may acquire shares of Common Stock, Options and Warrants, and shares of Common Stock issuable upon exercise of such Options and Warrants, as described in Item 3 and footnote 1. The Agreement also contains a standstill provision, a pre-emption right, and certain restrictions on Tako's ability to transfer the Common Stock that it may acquire as described below:

    (a) The standstill provides that neither Tako nor Lawrence J. Ellison may acquire either directly or indirectly, agree to acquire, or make a tender or exchange offer to acquire, any shares of voting capital stock, any securities convertible into or exchangeable for voting capital stock, or any other right to acquire voting capital of the Issuer ("Voting Stock"), unless (a) such Voting Stock is acquired for investment purposes only and not with a view to any change in control of the Issuer; and (b) following such acquisition, Tako, Lawrence J. Ellison, and its and his majority-owned and controlled affiliates will beneficially own, in the aggregate, not more than twenty five percent (25%) of the Company's Common Stock issued and outstanding or issuable upon exercise, conversion or exchange of all outstanding options, warrants and other convertible securities of the Company.

    (b) Under the pre-emption right, prior to any sale or issuance by the Company of any shares of capital stock of the Company or any security exercisable for or convertible into such capital stock ("Capital Stock"), Tako shall have the right to purchase a portion of such Capital Stock on terms which, subject to certain conditions, are at least as favorable to Tako as the terms on which the Issuer is willing and proposes to sell such Capital Stock to other prospective investors. The

CUSIP NO. 868-059106            SCHEDULE 13D                 PAGE 9 OF 12 PAGES
--------------------                                         ------------------

    amount of Capital Stock which Tako is entitled to acquire shall be equal to
    (i) the amount of Capital Stock proposed to be sold or issued by the Issuer multiplied by (ii) a fraction calculated by dividing (A) the number of shares of Common Stock owned by Tako or issued and issuable upon exercise conversion or exchange of the Convertible Secured Note and all Warrants, Options and other securities of the Issuer held by Tako as of the date that Issuer gives notice to Tako of such intention to sell and issue such Capital Stock (the "Notice Date") by (B) the total number of shares of Common Stock issued and outstanding or issuable upon exercise, conversion or exchange of all outstanding options, warrants and other convertible securities of the Issuer as of the Notice Date.
    Notwithstanding the foregoing, in no event shall Tako be entitled to purchase Capital Stock in excess of the limitations on ownership of Voting Stock described.

    (c) For a period of up to five (5) years, Tako shall not, directly or indirectly, sell or transfer any Voting Stock unless permitted by, and subject to the terms of, the Agreement. Permissible transfers or sales by Tako include but are not limited to transfers or sales (i) to the Issuer or any person or group approved by the Issuer, (ii) to any entity of which Lawrence J. Ellison owns securities representing not less than a majority, (iii) pursuant to certain corporate transactions, or (iv) in other transactions not otherwise described in the Agreement as long as Tako reasonably believes that such transactions will not, directly or indirectly, result in a single person or group acquiring beneficial ownership of Voting Stock with aggregate voting power of five percent (5%) or more of the total Voting Stock of the Issuer then outstanding. A more detailed description of the terms and conditions of the transfer restrictions is set forth in Section 5.10(a) of the Agreement. In addition, Issuer has certain rights of first refusal to purchase all or part of the Voting Stock of Tako proposed to be sold or transferred under conditions described in Section 5.10(a) of the Agreement.

    Pursuant to the Agreement, Issuer has issued to Tako a Convertible Secured Promissory Note by which the Issuer promises to pay Tako up to fifteen million three hundred thousand dollars ($15,300,000) (the "Principal Amount") upon certain conditions. In accordance with the Agreement and the Convertible Secured Promissory Note and at Tako's election prior to the Conversion Time (as defined below), the Principal Amount of the Convertible Secured Note shall be immediately due and payable by Issuer to Tako. The Conversion Time shall be no later than July 25, 1997 and may occur earlier if certain contingencies described in Section 1.1 of the Agreement are satisfied. In the absence of such an election by Tako and in accordance with the Agreement, the Convertible Secured Note shall be automatically converted into shares of the Issuer's Common Stock at a conversion price of $9.00 per share (subject to certain adjustments).

    Pursuant to the Agreement, certain officers of the Issuer have entered into a Shareholder Agreement restricting, prior to 11:59 p.m. October 31, 1998, the sale, exchange, transfer, pledge, distribution or other disposition of, or grant of any option with respect to, establishment of any "short" or put-equivalent position with respect to, or otherwise enter into any Agreement, arrangement, transaction or series of transactions which has or is intended to have the effect, directly or indirectly, of reducing the Officer's risk of ownership in more than fifteen percent (15%) of the shares of Issuer's Common Stock owned beneficially or of record, or repurchasable by Shareholder pursuant to options, warrants and other securities outstanding, as of the date of the Shareholder Agreement.

    Pursuant to the Agreement, certain large shareholders of the Issuer have entered into a Shareholder Agreement restricting, prior to 11:59 p.m. October 31, 1998, the sale, exchange, transfer, pledge, distribution or other disposition of, or grant of any option with respect to, establish any "short" or put-equivalent position with respect to, or otherwise enter into any agreement, arrangement, transaction or series of transactions which has or is intended to have the effect, directly or indirectly, of reducing such signatory's risk of ownership in more than three hundred fifty thousand (350,000) of the shares of Issuer's Common Stock owned beneficially or of record, or purchasable by Shareholder pursuant to options, warrants and other securities outstanding, as of the date of the Shareholder's Agreement.

    Pursuant to the Agreement, Issuer has agreed to indemnify Mr. Ellison for certain liabilities in connection with the transactions contemplated by the Agreement.

CUSIP NO. 868-059106              SCHEDULE 13D             PAGE 10 OF 12 PAGES
---------------------                                     ----------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.      DESCRIPTION

1.                    Convertible Secured Note, Option and Warrant Agreement

2.                    Convertible Secured Promissory Note

3.                    Series 1 Warrant

4.                    Series 2 Warrant

5.                    Pledge and Security Agreement

6.                    Shareholders Agreement (Exhibit F to the Agreement)

7.                    Shareholders Agreement (Exhibit G to the Agreement)

8.                    Joint Filing Agreement among the Reporting Parties

CUSIP NO. 868-059106              SCHEDULE 13D             PAGE 11 OF 12 PAGES
---------------------                                     ----------------------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 27, 1997
        --------------------------------


TAKO VENTURES, LLC                          CEPHALOPOD CORPORATION

                                            /s/ Philip B. Simon
                                            --------------------------
By:      Cephalopod Corporation             By:  Philip B. Simon
                                            Its: President
         By:  /s/ Philip B. Simon
              --------------------------
                Name:  Philip B. Simon
                Title: President



LAWRENCE INVESTMENTS, LLC


/s/ Philip B. Simon                         /s/ Lawrence J. Ellison
----------------------------------------    --------------------------
By:  Philip B. Simon                        Lawrence J. Ellison
Its: Member